SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

PLACER DOME ANNOUNCES CONTINUED STRONG OPERATING PERFORMANCE IN THE SECOND QUARTER

(United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP"))

JULY 28, 2004

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) generated second quarter earnings of $33 million, or $0.08 per share, on gold production of 908,000 ounces during the three months ended June 30. Quarterly mine operating earnings were $137 million and cash from operations totalled $107 million. Earnings for the quarter included an after-tax non-cash charge of $34 million relating to cumulative foreign exchange losses on Placer Dome's investment in Misima.

President and CEO Jay Taylor said the company's strong financial and operating results reflect a continued emphasis on accretive growth and financial discipline. "We are seeing the returns on the investments we have made in exploration with discoveries like Cortez Hills and acquisitions that include the North Mara mine," he said. "Our assets are performing well, and we continue to build shareholder value with our portfolio of high-quality mines around the world. This recent quarter puts us in an excellent position to meet our 2004 gold production target of 3.6 million ounces and achieve record financial results."

MANAGEMENT'S DISCUSSION AND ANALYSIS

(United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP"))

Throughout this document, "Placer Dome" is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to exclude minority shareholders' interests. The "Corporation" refers to Placer Dome Inc. This Management's Discussion and Analysis ("MD&A") was made as of July 28, 2004.

Highlights

Consolidated net earnings in accordance with U.S. GAAP for the first half of 2004 and three months ended June 30, 2004 were $97 million ($0.23 per share) and $33 million ($0.08 per share), respectively, compared with $121 million ($0.30 per share) and $58 million ($0.15 per share) for the same periods in 2003. During the second quarter of 2004 an after-tax non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome's investment in Misima was recognized on cessation of commercial production from the property. The 2003 second quarter consolidated net earnings included $17 million of unrealized non-hedge derivative gains and were also positively impacted by the recognition of a $39 million non-cash tax asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations.

Mine operating earnings increased to $295 million and $137 million for the first half of 2004 and three months ended June 30, 2004, respectively, representing increases of 79% and 99% over the prior-year periods as both gold and copper generated stronger mine operating earnings. Cash from operations increased by $98 million and $49 million to $241 million and $107 million in the first six months and second quarter of 2004, respectively, compared with $143 million and $58 million in the corresponding periods in 2003.

Placer Dome's share of gold production in the first six months of 2004 was 1,837,000 ounces, an increase of 2% compared with the prior-year period. The increase was due to the acquisition of the North Mara mine in July 2003, combined with higher production from the Porgera and Henty mines, partially offset by the temporary closure at Golden Sunlight, the focus of mining operations at Bald Mountain on stripping, and reduced production from the Kalgoorlie West and Granny Smith mines. Copper production was 218 million pounds, an increase of 4% from the same period in 2003 due to increased production from the Zaldivar mine.

New mineral reserve and mineral resource estimates have been prepared for the Cortez joint venture. These indicate that Placer Dome's 60% share of the estimated proven and probable mineral reserve, after allowance for current year depletion, has increased from 7.6 million ounces to 9.0 million ounces. Included in this is an increase in Placer Dome's share of the Cortez Hills estimated proven and probable mineral reserves from 3.2 million ounces to 4.5 million ounces (see the Strategic Update section of this document for details). Drilling at Cortez Hills during the second half of the year will focus on expansion of the mineral resource, which is open along strike to the south and down plunge.

Placer Dome's realized average prices were $392 and $386 per ounce of gold in the first half and second quarter of 2004, respectively, versus average spot prices of $401 and $393 per ounce, respectively. As a result of continuing to deliver into all positions and through early deliveries, the precious metal sales program was reduced by 710,000 ounces and 310,000 ounces of gold in the first six months and second quarter of 2004, respectively, to maximum committed ounces of 9.75 million at June 30, 2004.

Placer Dome's share of unit cash and total costs during the six months ended June 30, 2004 were $230 and $284 per ounce, respectively, an increase of 7% and 4%, respectively, from the comparative prior-year period. The increase in cash costs per ounce was due primarily to the continued appreciation of foreign currencies against the U.S. dollar. Cash and total copper production costs were $0.51 and $0.65 per pound, respectively. Cash costs were approximately 4% lower than the first half of 2003 as stronger production offset foreign exchange and input commodity cost pressures.

	June 30
	Second Quarter		For the six months ended
	2004 (i)	2003 (ii)	2004 (i)	2003 (ii)
Financial ($ millions, except per share amounts)
Sales	467	398	975	807
Mine operating earnings
Gold	82	69	179	154
Copper	57	5	124	18
Other	(2)	(5)	(8)	(7)
	137	69	295	165
Net earnings	33	58	97	121
Per share	0.08	0.15	0.23	0.30
Cash from operations	107	58	241	143
Per share (iii)	0.26	0.14	0.58	0.35
Operations - Gold (000s ozs)
Production (Placer Dome's share)	908	905	1,837	1,808
Production (consolidated)	892	893	1,798	1,779
Sales (consolidated)	892	897	1,806	1,828
Cash production costs ($/oz) (iii)	229	223	230	215
Total production cost ($/oz) (iii)	283	283	284	274
Sales price realized ($/oz)	386	365	392	361
London spot price ($/oz)	393	347	401	350
Operations - Copper (millions lbs)
Production	109	108	218	209
Sales	113	101	237	209
Cash production costs ($/lb) (iii)	0.49	0.54	0.51	0.53
Total production cost ($/lb) (iii)	0.63	0.69	0.65	0.67
Sales price realized ($/lb)	1.13	0.75	1.16	0.75
London spot price ($/lb)	1.26	0.75	1.25	0.75

(i)

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share). The effect of the change in 2004 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $4 million ($0.01 per share) and $2 million ($0.01 per share), respectively. The above items combined to increase net earnings by $6 million ($0.02 per share) in 2004. As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome will now cease amortization of the excess of the carrying value over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first half of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the second quarter of 2003 by $2 million (nil per share) and $1 million (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(ii)

With the finalization of the AurionGold Limited ("AurionGold") purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first half and first quarter of 2003 have been restated to reflect these changes.

(iii)

Cash from operations per share and cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

Outlook

For 2004, Placer Dome expects its share of production to be approximately 3.6 million ounces of gold and 400 million pounds of copper. Gold cash and total costs are forecast at between $230 and $235 per ounce (previously between $225 and $230 per ounce) and $290 to $295 per ounce, respectively. Copper cash and total costs are forecast at about $0.51 and $0.67 per pound, respectively.

Capital expenditures remain forecast at $295 million, excluding pre-stripping and deferred stripping expenditures of $30 and $55 million, respectively.

On July 5, 2004 a bill for a mining royalty in Chile was submitted to Congress from the President. The proposed calculation for the royalty was changed from the prior draft legislation. The royalty is now proposed as 3% of net sales. Net sales is defined as gross sales less direct operating costs. For the first three years, the royalty will be creditable against income tax payments. Thereafter, it will be a deductible cost. The nature of the proposed legislation will require a super majority of four-sevenths of the vote in both the Chilean House and Senate in order to pass and then require a review in Constitutional Court. If enacted, the legislation would have a cost impact on Zaldivar and La Coipa and may impact the potential development of the Cerro Casale project. On July 21, 2004, the Lower House of the Chilean Legislature failed to pass the article containing the royalty.

Strategic Update

Overview

Placer Dome's strategy is to increase shareholder value by continuing to build upon its high quality portfolio of gold producing assets, development and exploration projects to achieve long-term growth in cash flow and earnings per share. Placer Dome has a strategy with the main components having measurable objectives and deliverables. These components are:

1.

Optimizing the performance and value of existing assets through productivity improvements, cost-cutting, and minesite exploration programs which add value by reducing costs, increasing production and / or extending the mine life through mineral reserves additions;

2.

Investing in new high-quality assets through exploration, project development and acquisition; and

3.

Improving the business through innovation to lower costs and provide a competitive advantage -technically, environmentally and socially.

The strategy is being implemented by:

  Making business decisions based on disciplined financial criteria that appropriately balance costs, benefits and risks;

  Investing in people, technology and systems to ensure Placer Dome has the skills, information and expertise to maximize the value of and control the risks at all minesites;

  Building land positions near current infrastructure and in geological systems where gold discoveries have been repetitive; and

  Exploring aggressively on these land packages.

Consistent with these strategic objectives, in the first half of 2004 Placer Dome continued to advance these three components of its strategic plan as evidenced by the items noted below.

Asset Optimization

An expansion of the North Mara mine's nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum is scheduled for completion in the fourth quarter of 2004 and is expected to increase estimated annual production to between 280,000 and 300,000 ounces.

Activities at the Golden Sunlight mine are focused on pre-stripping of stage 5B, which started in September 2003. Gold production is scheduled to commence in March 2005.

Development work at Turquoise Ridge continues with the operations now expected to reach annualized production of 300,000 ounces (Placer Dome's share 225,000 ounces) of gold by December 2005.

At the Granny Smith mine, the Wallaby underground feasibility study and related underground development continued during 2004. The study will be completed in the first quarter of 2005, with the primary goal of justifying the exploitation of the Zone 60 ore body. Delineation drilling has been conducted from surface within the Wallaby open pit and will continue from an underground drill drive currently under development. The study will also include trial underground mining in two of the upper areas of the proposed underground. This trial is expected to result in the production of approximately 75,000 additional ounces during the life of the feasibility study resulting in the study being cost neutral.

At Porcupine, the proposed Pamour open pit mine was approved in the first quarter of 2004. Overburden removal at the site is expected to commence in the fourth quarter of 2004 with gold production expected to start in the third quarter of 2005. Placer Dome's share of the capital cost of the Pamour mine is estimated at $30 million (including deferred stripping costs) and it is expected to produce 1.6 million ounces of gold (Placer Dome share 800,000 ounces) over the next 10 years at estimated cash and total costs per ounce of approximately $245 and $295, respectively.

Development work on Campbell's DC zone to provide access to over 300,000 ounces of mineral resources and allow exploration in surrounding areas continued in the first half of 2004. The development program calls for an overall investment of $19 million through 2005, $14 million of which has been expended to date. The development program is proceeding on plan.

In December 2003, the development of Kalgoorlie West's Raleigh underground mine was approved subject to joint venture negotiations which were completed in July of this year. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome's share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome's share of production over the six-year mine life is expected to be approximately 250,000 ounces at estimated cash and total costs per ounce of $220 and $290, respectively.

During the first half of 2004, work continued on the development of the South Deep Twin Shaft project with completion and commissioning scheduled for late 2004.

Investment in New High-quality Assets

Drilling at Cortez Hills continued throughout the first half of 2004. At June 30, 94 holes were completed with assays received for 72 holes. Recent drilling has discovered a high-grade zone of mineralization to the west and down dip from the known areas of mineralization. The zone, as currently defined, is approximately 1,800 feet by 1,000 feet by 400 feet thick and is at a depth that ranges from 350 to 2,000 feet. Infill and step-out drilling is ongoing to better define and extend the zone.

Placer Dome's 60% share of the estimated proven and probable gold mineral reserves, after allowance for current year depletion, for the entire Cortez joint venture site has increased from 7.6 million ounces to 9.0 million ounces. Included in this is an increase in Placer Dome's share of the Cortez Hills estimated proven and probable mineral reserves from 3.2 million ounces to 4.5 million ounces. Incorporating the drilling completed since year-end, including the new high-grade zone of mineralization has resulted in an increase in the mineral reserve grade from 4.36 grams per tonne to 5.4 grams per tonne. Placer Dome's share of the estimated measured and indicated mineral resources and estimated inferred mineral resources for the entire joint venture have decreased from 5.6 million ounces and 0.9 million ounces, respectively, to 4.9 million ounces and 0.5 million ounces, respectively, with the majority of the decrease being due to reclassification of mineral resources to mineral reserves, partially offset by additions to mineral resources.

	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t )	Contained oz. (000s)	Recovery (%) (1)
Cortez (60%) (1)	69,790	2.2	5,004	75,105	1.7	4,035	144,895	1.9	9,039	78.9
Cortez Hills (60%) (1)	11,586	6.1	2,269	14,175	4.8	2,203	25,761	5.4	4,472	75.8

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.
			(000s)			(000s)			(000s)			(000s)
Cortez (60%) (1)	35,119	1.4	1,602	127,009	0.8	3,285	162,128	0.9	4,887	19,033	0.8	487
Cortez Hills (60%) (1)	350	3.5	39	848	3.8	105	1,198	3.7	144	4,988	1.4	227

(1)

The Cortez mineral reserve and mineral resource estimates include the Cortez Hills mineral reserve and mineral resource estimates.

(2)

The mineral reserves and resources are estimated as at June 30, 2004 using appropriate cut-off grades associated with an average long-term gold price of $350 per ounce. Cut-off grades can vary depending on rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted as a range to reflect the variability of these parameters. The range of cut-off grades for Cortez and Cortez Hills is 0.17 grams per tonne to 4.90 grams per tonne.

(3)

The mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of Britt Buhl, Manager, Strategy and Business Support, who is a qualified person as that term is defined in National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators.  Mr. Buhl has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data).

(4)

For further information regarding Placer Dome's mineral reserve and mineral resource estimations, refer to the notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources - Exploration Properties tables included in Placer Dome's Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

Drilling at Cortez Hills during the second half of the year will focus on expansion of the mineral resource, which is open along strike to the south and down plunge, collection of geotechnical and hydrological information, and condemnation drilling of potential infrastructure sites.

The Cortez mine has commenced a feasibility study on the Cortez Hills deposit. Based on currently known data, the study will determine plans for mine development and optimal processing arrangements for the property considering both the existing Pipeline/South Pipeline complex and the Cortez Hills/Pediment complex. Information from the feasibility study will be used to resume permitting of Pediment deposit (including Cortez Hills) by the end of the year.

At Pueblo Viejo, the planned 11,000-metre infill drill program was completed during the first half of 2004. The information is being compiled into the existing mineral resource database to enable a new mineral resource model and estimate to be completed by year-end. An additional 1,900 metre drill program has been proposed to test boundaries of newly identified mineralization and define controls of high-grade mineralization within the pit stages. It is expected this drilling will be complete in the third quarter. Geotechnical drilling for pit designs (3,000 metres) was also completed. Metallurgical test work on whole ore autoclaving ceased during the second quarter to enable analysis of the results and preparation of flowsheets, layouts and input parameters required for the pre-feasibility study. The pre-feasibility study remains scheduled for completion by the fourth quarter of 2004.

On June 30, 2004, Placer Dome delivered a certificate to the Bema Shareholder Group indicating the Cerro Casale project is not currently financeable on the terms contemplated by the Shareholders' Agreement. In response, our partners, the Bema Shareholder Group, served Placer with a notice of default on July 2, 2004 respecting certain non-monetary obligations. Under the terms of the Shareholders' Agreement the Participant not in default has the right to seek any remedy that may be available to it under the Shareholders' Agreement, unless such default is in the process of being cured, or otherwise ceases to be a default within 30 days of receipt of the notice of default. Placer Dome believes that it has fulfilled and continues to fulfill its obligations under the Shareholders' Agreement. Placer Dome intends to discuss these issues with the Bema Shareholder Group over the coming weeks. As per the Compania Minera Casale press release of April 6th, 2004, Placer Dome continues to evaluate a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements. See the Outlook section of this document for a discussion of the royalty recently proposed by the government of Chile.

The Donlin Creek project evaluation continues. Work has focused on the continued evaluation of power supply alternatives and condemnation drilling to confirm facility locations. Baseline environmental data collection and preliminary engineering activities are ongoing.

Placer Dome continues to focus on optimizing the use of its mines' infrastructures by exploring to expand mineral reserves at existing operations. During the first six months of 2004, exploration expenditures totaled $33 million, $24 million of which related to existing mines with major focuses on the Cortez, Kalgoorlie West, Musselwhite, North Mara and Porcupine operations. In addition to the mine site focus, drill programs have been completed or are under way at eight projects and drill target definition is proceeding on a further 12 properties.

Innovation

The Cortez mine continues to evaluate the viability of treating carbonaceous, preg-robbing ore from the Pipeline deposit using two novel competing processes. One method uses a thiosulfate-based heap leaching process that has been researched to the demonstration level, and the other uses a modified cyanide-based leaching process that is in the piloting stage. At the current time, engineering for both processes is at pre-feasibility level. Testing continues on both processes with a recommendation on process selection to occur by the end of the year. The selected alternative may reduce Cortez's need to sell carbonaceous ore, thereby reducing costs and increasing the potential to add mineral reserves.

Trial testing of the "MiniMole", also named GARTH, has commenced in an underground site at the Campbell Mine. This research program is pursuing the development of novel hardrock excavation equipment that will allow selective mining of narrow vein and reef-type deposits. During the two month underground program it is planned to test rock cutting and cutter wear rates, machine capability in actual mine conditions and geology, and overall equipment availability.

As part of its previously announced enterprise-wide business process improvements initiative, Placer Dome has entered into strategic sourcing agreements for tires, cyanide, explosives and fuels and lubricants that are expected to result in estimated total savings of $15 million to Placer Dome over the next three years. Placer Dome is now actively pursuing potential opportunities for savings in other consumables. Placer Dome has also completed its review of maintenance processes and has identified improvements which will be implemented over the next two years and are expected to result in estimated annualized benefits of $30 million per year by 2006.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first half of 2004 and three months ended June 30, 2004 were $97 million ($0.23 per share) and $33 million ($0.08 per share), respectively, compared with $121 million ($0.30 per share) and $58 million ($0.15 per share) for the same periods in 2003.

In the first six months and the second quarter of 2004, Placer Dome's net earnings were impacted by an unrealized non-hedge derivatives after-tax loss of $4 million (2003 - gain of $51 million) and gain of $1 million (2003 - gain of $17 million), respectively. The first six months and second quarter of 2004 net earnings included an after-tax non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome's investment in Misima as that mine ceased commercial production during the second quarter. The first six months of 2004 net earnings also included the effect of the adoption of a new accounting policy relating to accounting for deferred stripping activities. The cumulative effect of this change to January 1, 2004 was a non-cash increase in year to date after-tax earnings of $4 million. The first six months of 2003 net earnings included the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million.

During the second quarter and first six months of 2003, Placer Dome's net earnings were positively impacted by the recognition of a $39 million non-cash tax asset for previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more than likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome's U.S. operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain mine.

Mine operating earnings for the first six months and second quarter of 2004 were $295 million and $137 million, respectively, increases of 79% or $130 million and 99% or $68 million over the comparative 2003 periods due to higher contributions from both copper and gold.

Gold operating earnings increased by 19% to $82 million in the second quarter of 2004 compared with $69 million in the second quarter of 2003. Gold sales revenue for the quarter was $341 million compared with $324 million in the prior-year period, an increase of 5% reflecting a $21 per ounce increase in the average realized price. The increase in the average realized sales price was due to a 13% increase in the average market price, partially offset by a decrease in the contribution from Placer Dome's precious metals sales program to negative $6 million in the second quarter of 2004 from positive $16 million in the second quarter of 2003.

Placer Dome's share of cash and total production costs per ounce for the second quarter of 2004 were $229 and $283, respectively, compared with $223 and $283 in the prior-year period. The increase in cash costs per ounce was due primarily to the appreciation of the South African rand, the Canadian and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S. dollar (cumulatively $11 per ounce), partially offset by a positive $2 million contribution from Placer Dome's currency hedging program.

Copper operating earnings of $57 million in the second quarter of 2004 were $52 million higher than in the comparative 2003 period. Copper sales revenue for the quarter was $125 million compared with $73 million in the 2003 period, reflecting a 68% increase in the average spot price and a 12% increase in sales volume, partially offset by a negative contribution of $10 million (2003 - nil) from Placer Dome's copper hedging program. Consolidated copper production in the second quarter of 2004 was 109.2 million pounds (49,545 tonnes), up 1% from the prior-year period. Placer Dome's share of cash and total production costs per pound of copper for the quarter were $0.49 and $0.63, respectively, compared with $0.54 and $0.69, respectively, in the second quarter of 2003. The decrease in unit production costs primarily reflected the lower maintenance, acid and other operating costs at the Zaldivar mine and higher production, partially offset by the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar and higher shipping costs.

Cash from Operations

Cash from operations increased by $98 million and $49 million to $241 million and $107 million in the first six months and second quarter of 2004, respectively, compared with $143 million and $58 million in the corresponding periods in 2003. Excluding the impact of non-cash working capital, cash from operations was $226 million and $89 million in the first half and second quarter of 2004, respectively, compared with $158 million and $55 million in the prior-year periods. The increases of 43% and 62%, respectively, primarily reflect an increase in mine operating earnings, partially offset by an increase in cash taxes.

Expenditures on property, plant and equipment in the first six months and second quarter of 2004 amounted to $149 million and $80 million, respectively, increases of $56 million and $26 million from the comparative prior-year periods. The expenditures for the six months included outlays of $30 million for the main shaft and underground development at the South Deep mine (2003 - $29 million), $18 million for underground development at Turquoise Ridge (2003 - $2 million), $12 million for pre-stripping at Golden Sunlight, $11 million for the mill upgrade at North Mara and $11 million for processing enhancements and sustaining capital at Zaldivar (2003 - $17 million).

Financing activities in the second quarter of 2004 included net debt additions of $2 million and proceeds of $5 million on the exercise of common share stock options. Financing activities in the second quarter of 2003 included the redemption of $185 million of 8.625% preferred securities and the repayment of $200 million of 7.125% unsecured bonds. Additional financing activities in the first half of 2003 included the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30-year unsecured bonds, both in the first quarter of the year. There were $21 million of dividend payments in the first half and second quarter of 2004, respectively (2003 - $21 million). Consolidated short-term and long-term debt balances at June 30, 2004, were $1,192 million, compared with $1,189 million at December 31, 2003.

On June 30, 2004, consolidated cash and short-term investments amounted to $688 million, an increase of $97 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $668 million was held by Placer Dome and its wholly owned subsidiaries. At June 30, 2004, Placer Dome also had $775 million of undrawn bank lines of credit available. Placer Dome entered into a new unsecured revolving credit agreement with a syndicate of lenders effective July 20, 2004. The facility is available for use for general corporate purposes. The agreement permits borrowings of up to $850 million, with a

$300 million sub-limit for letters of credit, until its maturity on July 20, 2009. The agreement requires the Corporation to maintain a consolidated tangible net worth of $1.5 billion. This agreement replaced a two-tranche credit facility of $685 million, a portion of which was scheduled to be renewed on September 8, 2004 ($285 million) and a portion that was scheduled to expire on September 8, 2005 ($400 million).

Forward Sales and Options

During the first half and second quarter of 2004, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 710,000 and 310,000 ounces, respectively to a total of 9.75 million ounces at June 30, 2004. Committed ounces were reduced during the periods by delivering into hedge contracts and through early delivery of forward sales. This represents maximum committed ounces as a percentage of reserves at December 31, 2003 of 16% at an average expected realized price of approximately $381 per ounce for delivery over 13 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million by December 31, 2004. This would represent a decrease of approximately 14% for the year. See note 9 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

The mark-to-market value of Placer Dome's precious metals sales program at June 30, 2004, based on spot prices of $395.80 per ounce for gold, $5.945 per ounce for silver and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.4430, and the period-over-period change in the mark-to-market value is detailed below. The mark-to-market value reflects the amount that would have been paid to counterparties if the contracts were closed out on June 30, 2004 under prevailing market conditions without allowance for market illiquidity. At July 26, 2004, based on spot prices of $390.75 per ounce for gold, $6.295 per ounce for silver and an AUD/USD exchange rate of $1.4100, the mark-to-market value was negative $424 million.

$millions
Mark-to-market value at December 31, 2003	(705)
Cash value realized	29
Change in spot price (December 31, 2003 - $417 per ounce)	188
Change in the AUD/USD exchange rate (December 31, 2003 - $1.3319)	(29)
Accrued contango	75
Change in volatility, interest rates and gold lease rates	(54)
Mark-to-market value at June 30, 2004	(496)
Provision included in Deferred Commodity and Currency Sales Contracts and Derivatives liability relating primarily to the fair value of the AurionGold and East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	189
Net unrealized mark-to-market value at June 30, 2004	(307)

The net unrealized mark-to-market value of negative $307 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at June 30, 2004 under prevailing metal prices, foreign exchange rates, interest rates and volatilities.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market value of forward and option contracts on June 30, 2004, was negative $34 million based on a spot copper price of $1.209 per pound (December 31, 2003 - negative $25 million based on a spot copper price of

$1.053 per pound) and positive $27 million based on a foreign exchange rate of AUD/USD - 1.4430 (December 31, 2003 - positive $45 million based on a foreign exchange rate of AUD/USD - 1.3319), respectively. At July 26, 2004, the mark-to-market value of forward and option contracts was negative $35 million for copper based on a spot copper price of $1.271 per pound and positive $31 million for currencies based on a foreign exchange rate of AUD/USD - 1.4100, respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $95 million and $50 million in the first six months and second quarter of 2004, respectively, representing increases of $4 million and nil from the prior comparative periods. Resource development, technology and other expenses were similar to the prior-year periods as the cessation of Turquoise Ridge holding costs and the reduced amortization of purchased undeveloped mineral interests offset the increase in expenditures on the Pueblo Viejo development study and the Wallaby underground feasibility study. The increases in general and administration costs was primarily due to the weakening U.S. dollar and costs associated with increased corporate activities.

Pre-tax non-hedge derivative losses in the first half and second quarter of 2004 were $14 million and $7 million, respectively (2003 - gains of $77 million and $29 million). Included in these amounts are net unrealized non-cash losses of $2 million and gains of $4 million for the first six months and second quarter of 2004, respectively (2003 - gains of $75 million and $26 million). The realized losses in 2004 were largely due to the appreciation in the price of copper. The 2003 gains were primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods.

Investment and other business income in the first six months and second quarter of 2004 were expenses of $25 million and $27 million, respectively, compared with expenses of $8 million and $9 million in the comparative prior-year periods. The increased losses were due to an after-tax non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on Placer Dome's investment in Misima, which ceased commercial production during the second quarter. This was partially offset by the absence of the foreign exchange losses recorded in the comparative periods.

Interest and financing expenses were $37 million and $18 million in the first half and second quarter of 2004, respectively, compared with $33 million and $15 million in the comparative prior-year periods. The increase relates to higher average debt levels in the 2004 period, partially offset by lower interest rates.

The effective tax rate during first half and second quarter of 2004 increased to 28% and 9%, respectively, compared to negative 22% and 133% in the prior-year periods. The $34 million charge in the second quarter of 2004 relating to the Misima cumulative foreign exchange loss was not deductible for tax purposes. Income and resource tax recoveries during the quarter and six months ended July 2003 were largely due to the recognition of a $39 million non-cash asset for previously unrecorded tax benefits related to Placer Dome's U.S. operations. At December 31, 2003, the majority of the valuation allowance against the U.S. tax assets had been reversed.

Net earnings in the first half of 2004 included the effect of a change in accounting policy related to deferred stripping. During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities relating to the Cortez joint venture on Placer Dome's balance sheet (see note 2(a) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome will now cease amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment (see note 2(b) to the unaudited interim consolidated financial statements for more details). If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first half of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the second quarter of 2003 by $2 million (nil per share) and $1 million (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Net earnings in the first half of 2003 included the effect of the adoption of a new standard (SFAS 143'Accounting for Asset Retirement Obligations') relating to accounting for post mining-related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2(c) to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre- and after-tax basis of $23 million and $17 million, respectively.

Share Capital

As at July 26, 2004, Placer Dome had 413,440,526 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted on July 26, 2004. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at July 26, 2004, Placer Dome had 15,863,865 share options outstanding under its stock-based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 15,863,865 common shares.

Critical Accounting Policies

In the second quarter of 2004, Placer Dome finalized the purchase price allocation for its July 2003 acquisition of East African Gold Mines Limited. This resulted in several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post-acquisition period in those periods was not material. The key factors that gave rise to the changes were increased environmental and sustainability costs and increased processing capacity.

Recent Accounting Developments

The Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") is currently discussing stripping costs for mining operations. Should the Task Force reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

On March 31, 2004, FASB published an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95." The proposed change in accounting would replace the existing requirements under SFAS 123 and APB 25. Under the proposal, all forms for share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as other forms of compensation by recognizing the related cost in the statement of income. This proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The comment period for the exposure draft ended June 30, 2004. The Corporation is investigating what impact the adoption of the exposure draft will have on its financial position and results of operations.

Canadian GAAP

Placer Dome also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 13 to the interim unaudited consolidated financial statements).

Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY
			For the six months ended June 30								Estimated annual 2004/Actual 2003

Mine	Placer			Placer Dome's Share
	Dome's share		Mine	Millfeed			Production		Cost per unit (2)		Production	Cost per unit (13)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
	production)		earnings(1)(4)(7)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total
GOLD
Canada
Campbell	100%	2004	$ 6	215	14.5	95.7	95,910	-4%	266	340	208,000	230	300
		2003	$ 7	187	17.4	95.9	100,364		199	268	197,114	202	264
Musselwhite	68%	2004	4	496	5.2	95.5	79,191	+11%	263	341	157,000	240	320
		2003	-	432	5.4	95.4	71,660		260	338	151,422	250	330
Porcupine	51%	2004	12	1,010	3.7	91.8	109,381	-2%	225	294	205,000	230	300
		2003	7	1,044	3.6	92.1	111,933		219	278	233,101	206	262
United States
Bald Mountain(3)	100%	2004	2	580	0.7	t	25,401	-53%	277	308	65,000	230	290
		2003	3	3,419	0.7	t	53,792		241	285	90,601	228	279
Cortez (3),(4),(8)	60%	2004	66	10,862	1.3	t	342,548	-0%	152	188	600,000	160	200
		2003	61	5,522	2.4	t	343,109		124	160	639,241	135	172
Golden Sunlight (5)	100%	2004	1	-	-	-	2,419	-98%	-	-	-	-	-
		2003	23	1,153	3.9	82.6	118,716		146	161	234,946	143	151
Turquoise Ridge(6)	75%	2004	4	173	12.8	94.4	72,099	+378%	286	293	125,000	280	290
	100%	2003	1	37	14.8	96.9	15,092		215	219	92,965	215	220
Australia
Granny Smith (7)	100%	2004	(5)	2,155	1.5	88.5	93,703	-27%	361	444	286,000	310	370
		2003	9	1,956	2.3	88.1	128,312		208	278	280,129	246	320
Henty (7)	100%	2004	12	144	18.5	96.7	83,003	+91%	152	255	135,000	190	300
		2003	(1)	145	9.8	94.1	43,372		223	340	102,070	204	308
Kalgoorlie West (7)	100%	2004	6	1,542	2.9	95.9	143,857	-28%	308	372	245,000	320	390
		2003	(4)	1,725	3.8	94.9	198,639		260	362	396,254	271	364
Kanowna Belle (7)	100%	2004	9	955	3.9	89.6	106,956	-17%	265	333	230,000	260	340
		2003	10	943	4.7	89.4	128,988		202	284	262,889	204	283
Osborne (9)	100%	2004	t	780	1.0	83.4	21,294	+31%	t	t	40,000	t	t
		2003	t	745	0.9	79.3	16,211		t	t	37,357	t	t
Papua New Guinea
Misima (10)	80%	2004	6	1,850	0.8	87.5	39,094	-17%	275	281	39,000	275	281
		2003	4	2,209	0.8	87.3	47,264		266	279	94,837	276	310
Porgera (7)	75%	2004	59	2,419	5.7	87.1	380,135	+33%	193	226	710,000	210	250
		2003	9	2,049	4.9	87.2	285,595		272	324	638,940	256	301
Chile
La Coipa (11)	50%	2004	8	1,595	1.2	82.4	49,060	+22%	235	310	87,000	240	320
		2003	2	1,537	1.0	85.6	40,323		234	318	99,637	208	291
South Africa
South Deep	50%	2004	(6)	524	5.9	97.3	97,298	-7%	412	455	210,000	390	430
		2003	3	432	7.8	96.6	104,384		272	314	220,371	301	342
Tanzania
North Mara (12)	100%	2004	12	1,026	3.2	92.9	95,596	n/a	226	281	215,000	240	300
		2003	-	-	-	-	-		-	-	89,525	225	301
Metal hedging loss		2004	(16)
		2003	22
Currency hedging gain		2004	7						(4)	(4)
		2003	-						-	-
TOTAL GOLD		2004	$ 179				1,836,945	+2%	230	284	3,550,000 - 3,650,000	230-235	290-295
		2003	$ 154				1,807,754		215	274	3,861,399	218	274
COPPER
Osborne (9)	100%	2004	20	780	2.8	95.6	45,960	+0%	0.62	0.73	90,000	0.60	0.72
		2003	1	745	2.9	95.6	45,896		0.56	0.69	93,638	0.56	0.69
Zaldívar (3)	100%	2004	122	9,253	1.2	t	172,101	+5%	0.48	0.62	315,000	0.50	0.66
		2003	17	8,325	1.0	t	163,315		0.52	0.67	331,720	0.51	0.66
Metal hedging loss		2004	(18)
		2003	-
TOTAL COPPER		2004	$ 124				218,061	+4%	0.51	0.65	400,000 - 410,000	0.51	0.67
		2003	$ 18				209,211		0.53	0.67	425,358	0.52	0.67
Other (1)		2004	(8)
		2003	(7)
CONSOLIDATED MINE		2004	$ 295
OPERATING EARNINGS (1)		2003	$ 165

PRODUCTION AND OPERATING SUMMARY
			For the Second Quarter
	Placer			Placer Dome's Share
	Dome's share		Mine	Millfeed			Production		Cost per unit (2)(12)
Mine	% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)
	production		earnings (1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total
GOLD
Canada
Campbell	100%	2004	$ 5	117	14.6	95.8	52,704	+9%	242	310
		2003	$ 3	91	17.2	96.2	48,322		204	277
Musselwhite	68%	2004	2	248	5.4	96.4	41,778	+8%	240	316
		2003	-	233	5.4	95.5	38,562		239	315
Porcupine	51%	2004	6	508	3.7	92.0	55,397	-11%	207	276
		2003	5	541	3.9	92.5	62,410		194	250
United States
Bald Mountain (3)	100%	2004	-	364	0.3	t	12,489	-52%	345	387
		2003	1	1,483	0.8	t	25,851		239	281
Cortez (3),(4),(8)	60%	2004	35	4,788	1.4	t	173,041	+13%	154	186
		2003	25	3,364	1.8	t	152,700		133	175
Golden Sunlight	100%	2004	-	-	-	-	200	-100%	-	-
		2003	11	579	3.5	82.4	53,001		158	175
Turquoise Ridge (6)	75%	2004	-	67	11.2	92.8	29,605	+96%	323	330
	100%	2003	1	37	14.8	96.9	15,092		215	219
Australia
Granny Smith (7)	100%	2004	(1)	1,114	1.3	87.8	43,891	-29%	349	425
		2003	3	987	2.2	87.2	61,971		212	283
Henty (7)	100%	2004	9	71	23.3	97.4	51,425	+120%	124	226
		2003	(1)	77	10.4	94.4	23,424		214	334
Kalgoorlie West (7)	100%	2004	(1)	748	2.7	95.6	63,539	-43%	328	412
		2003	(1)	878	4.2	96.2	111,471		243	348
Kanowna Belle (7)	100%	2004	4	482	3.9	89.7	51,331	-21%	266	335
		2003	5	493	4.6	88.8	65,051		220	263
Osborne (8)	100%	2004	t	405	1.0	84.0	11,431	+26%	t	t
		2003	t	387	1.0	81.7	9,101		t	t
Papua New Guinea
Misima (10)	80%	2004	3	714	1.0	87.7	16,854	-30%	247	252
		2003	2	1,140	0.8	86.7	24,135		281	300
Porgera (7)	75%	2004	23	1,223	5.2	86.0	186,898	+33%	206	239
		2003	(2)	1,028	4.7	86.2	140,027		304	357
Chile
La Coipa (11)	50%	2004	3	798	1.0	82.4	19,943	+10%	254	326
		2003	-	773	0.9	85.1	18,200		251	336
South Africa
South Deep	50%	2004	(3)	266	6.1	97.3	51,441	-8%	399	440
		2003	1	225	8.0	97.1	55,830		274	316
Tanzania
North Mara (12)	100%	2004	6	527	3.1	92.4	46,176	n/a	206	260

Metal hedging loss		2004	(6)
		2003	16
Currency hedging gain		2004	2
		2003	-
TOTAL GOLD		2004	$ 82				908,143	+0%	229	283
		2003	$ 69				905,148		223	283
COPPER
Osborne (9)	100%	2004	10	405	2.7	94.8	22,977	-9%	0.59	0.71
		2003	-	387	3.1	95.6	25,133		0.53	0.65
Zaldivar (3)	100%	2004	57	4,709	1.1	t	86,251	+4%	0.47	0.61
		2003	5	4,137	1.0	t	82,840		0.55	0.70
Metal hedging loss		2004	(10)
		2003	-
TOTAL COPPER		2004	$ 57				109,228	+1%	0.49	0.63
		2003	$ 5				107,973		0.54	0.69
Other (1)		2004	(2)
		2003	(5)
CONSOLIDATED MINE		2004	$ 137
OPERATING EARNINGS (1)		2003	$ 69

Notes to the Production and Operating Summary Tables:

(1)

Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. Consolidated mine operating earnings, (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings included charges of $5 million and $3 million in the six months and three months ended June 30, 2004, respectively (2003 - $3 million and $1 million), related to the amortization of the gross up of the property, plant and equipment allocation.

(2)

Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the period ended June 30
	Second quarter		Six months
	2004 $/oz	2003 $/oz	2004 $/oz	2003 $/oz
Direct mining expenses	236	202	227	195
Stripping and mine development adjustment	(24)	10	(15)	7
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(1)	(1)	(1)
Cash operating costs per ounce	212	212	212	202
Royalties	15	11	15	12
Production taxes	2	-	3	1
Total cash costs per ounce	229	223	230	215
Depreciation	33	37	33	32
Depletion and amortization	17	19	17	23
Reclamation and mine closure	4	4	4	4
Total production costs per ounce	283	283	284	274

(3)

Recovery percentage is difficult to accurately measure at heap leach operations.

(4)

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on a pre and after tax basis by $4 million ($0.01 per share). The effect of the change in 2004 was to increase earnings on a pre and after basis before the cumulative effect of the accounting change by $4 million ($0.01 per share) $2 million ($0.01 per share), respectively. The above items combined to increase net earnings by $6 million ($0.02 per share) in 2004. As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

(5)

Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in March 2005).

(6)

Production from Turquoise Ridge relates to third party ore sales. On December 23, 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine's results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(7)

On October 22, 2002, Placer Dome gained control of AurionGold. This increased Placer Dome's ownership in the Granny Smith mine to 100% and the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first quarter of 2003 have been restated.

(8)

The Cortez mine processes material by way of carbon-in-leach ("CIL") and heap leaching.

	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production (ozs)
Carboninleach	--	--	--	-
For the six months ended June 30	-	-	-	-
2004	924	6.3	88.9	165,728
2003	1,025	7.5	90.4	223,102
For the second quarter of	-	-	-	-
2004	455	6.4	88.9	83,655
2003	474	5.9	89.4	79,331
Heap leach	-	-	-	-
For the six months ended June 30	-	-	-	-
2004	9,814	0.8	Note 3	156,089
2003	4,322	1.0	Note 3	85,641
For the second quarter of	-	-	-	-
2004	4,267	0.8	Note 3	77,965
2003	2,800	0.9	Note 3	57,721
Sale of carbonaceous ore	-	-	-	-
For the six months ended June 30	-	-	-	-
2004	124	6.1	85.7	20,731
2003	175	7.2	84.9	34,366
For the second quarter of	-	-	-	-
2004	66 -	6.2	86.1	11,421
2003	90	6.6	81.1	15,648
Total	-
For the six months ended June 30	-	-	-	-
2004	10,862	1.3	Note 3	342,548
2003	5,522	2.4	Note 3	343,109
For the second quarter of	-	-	-	-
2004	4,788	1.4	Note 3	173,041
2003	3,364	1.8	Note 3	152,700

(9)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)

Silver is a by-product at the Misima mine. For the six and three months ended June 30, 2004, Misima produced 195,000 and 78,000 ounces of silver, respectively, compared with 355,000 and 133,000 ounces for the respective prior-year periods. Mining was completed at Misima in May 2001, but processing of stockpiled ore continued until May 2004.

(11)

Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 72,871 and 32,321 ounces, respectively for the six and three month periods ended June 30, 2004 and 67,165 and 32,848 ounces, respectively, for the comparative prior-year periods. At La Coipa, production for silver was 1.5 million and 0.8 million ounces for the six and three months ended June 30, 2004, respectively, and 2.0 million and 1.1 million ounces for the comparative prior-year periods.

(12)

On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owned 100% of the open pit North Mara mine in northern Tanzania.

(13)

Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 6.50 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At June 30, 2004 these exchange rates were 1.34, 1.45, 3.17, 636, and 6.23 to 1, respectively.

Review of Mining Operations

Canada

Production at the Campbell mine increased by 9% in the second quarter of 2004 compared to the prior-year period due to increased throughput, partially offset by a decrease in grade. Cash costs per ounce increased by $38 or 19% from the prior period primarily related to the processing of lower-grade ore.

At the Musselwhite mine, Placer Dome's share of production for the second quarter was 8% higher than the prior-year period due to increased throughput and higher recoveries. Cash costs per ounce were approximately the same as the prior-year period as the increased production offset increased short-term mine development activities.

Placer Dome's share of production in the second quarter for the Porcupine Joint Venture was 11% lower than the prior-year period due primarily to lower throughput. Cash costs per ounce were 7% higher than the prior-year period primarily due to lower production. The joint venture's updated forecast for 2004 calls for an increase in Placer Dome's share of production of 12,000 ounces from that previously disclosed to 205,000 ounces with no change in previously forecast cash and total costs per ounce. The Dome underground mine closed, as planned, in late May 2004. The Dome open pit mine is scheduled to close in the second quarter of 2005 at which point mill feed will be supplemented by stockpiled ore until ore feed from the Pamour mine is achieved. Overburden removal at the Pamour mine is expected to commence in the fourth quarter of 2004, with gold production expected to start in the third quarter of 2005.

United States

Placer Dome's share of production from the Cortez mine increased by 13% in the second quarter of 2004 compared with the 2003 period. This was due primarily to higher grades in the CIL process and higher production from the heap leach operations due to increased tonnes placed on the leach pads, partially offset by lower heap leach grades. Cash costs per ounce were 16% higher than in the prior-year period, primarily due to an increased proportion of production from the relatively lower grade heap leach ore. The joint venture's updated forecast for 2004 calls for an increase in Placer Dome's share of production of 37,000 ounces from that previously disclosed to 600,000 ounces and its cash and total costs per ounce forecast has been decreased to $160 and $200 from $170 and $220, respectively. New mineral reserve and mineral resource estimates have been prepared for the Cortez joint venture. These indicate that Placer Dome's 60% share of the estimated proven and probable mineral reserve, after allowance for current year depletion, has increased from 7.6 million ounces to 9.0 million ounces. Included in this is an increase in Placer Dome's share of the Cortez Hills estimated proven and probable mineral reserves from 3.2 million ounces to 4.5 million ounces (see the Strategic Update section of this document for details).

Placer Dome's share of production from Turquoise Ridge in the second quarter of 2004 was 96% greater than the prior-year period as operations continued to ramp up. Cash costs per ounce were 50% higher than in the prior-year period, primarily due to lower grades and increased start-up costs. Construction delays have prevented the mobilization of an additional contractor and deferred the timing for accessing high-grade stopes. These delays, combined with a shortage of experienced miners, have caused the joint venture to update its forecast for 2004, which now calls for a decrease in Placer Dome's share of production of 35,000 ounces from that previously disclosed to 125,000 ounces and its cash and total costs per ounce forecast has been increased to $280 and $290 from $235 and $250, respectively. The delays and the shortage of experienced miners available for employment have caused a change in the expectation for the operation to reach annualized production of 300,000 ounces (Placer Dome's share 225,000 ounces) of gold from December 2004 to December 2005. The mine has established a training academy, which will start in August, to address the shortage of skilled underground miners in Nevada.

Australia and Papua New Guinea

On average, the Australian dollar and the Papua New Guinean kina appreciated 11% and 14%, respectively, against the U.S. dollar for the second quarter of 2004 compared to the second quarter of 2003.

At the Porgera mine, Placer Dome's share of production in the second quarter of 2004 was 33% above 2003 levels due to higher grade and increased throughput. Cash costs per ounce were $98 or 32% lower than the prior period, primarily due to the increase in production and lower maintenance activities than in the comparative period, partially offset by the appreciation of the Australian dollar and Papua New Guinean kina.

At the Granny Smith mine, Placer Dome's share of production for second quarter was 29% below that of the prior-year period due to the planned processing of low-grade stockpiled ore while stripping activities continued on Stage 3 of the Wallaby open pit in preparation for ore production in the third quarter of the year. Cash costs per ounce were $349, representing a 65% increase over the prior period primarily due to the lower gold production, the processing of stockpiled ore and the appreciation of the Australian dollar.

Production from the Henty mine in the second quarter was 120% above that of the prior-year period due to higher grades. Cash costs per ounce were $124 or a 42% decrease over the prior period primarily due to the higher gold production, partially offset by the appreciation of the Australian dollar. The positive production experience has caused the mine to update its forecast for 2004 increasing production by 31,000 ounces to 135,000 ounces and decreasing its cash and total costs per ounce forecast to $190 and $300 from $220 and $340, respectively.

Production from Kalgoorlie West during the second quarter of 2004 was 43% below that of the prior-year period as changes in production scheduling and processing of lower grade stockpiled ore due to a reduction in ore sources resulted in lower throughput and grade. Cash costs per ounce in the quarter increased by 35% compared to the prior-year period due to the appreciation of the Australian dollar and lower production levels.

At the Kanowna Belle mine, production for the three months ended June 30, 2004 was 21% below that of the prior-year period due to a combination of lower grades and delays in processing caused by the high sulphur content of the ore. Cash costs per ounce were $46 or 21% higher than the prior year quarter due primarily to the appreciation of the Australian dollar and decreased production levels, partially offset by lower levels of development work than in the comparative period. Expectations of continued elevated sulphur content in the ore has caused the mine to update its forecast for 2004 decreasing production by 15,000 ounces from that previously disclosed to 230,000 ounces and its cash and total costs per ounce forecast has been increased to $260 and $340 from $240 and $330, respectively.

At the Osborne mine, copper and gold production in the second quarter of 2004 were 23.0 million pounds and 11,431 ounces, a decrease of 9% and an increase of 26%, respectively, from the prior-year period due to higher throughput and gold recoveries, offset by lower copper grades. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.59 and $0.71, respectively, 11% and 9% above prior period levels due to higher shipping costs and the appreciation of the Australian dollar. This cost experience has caused the mine to update its forecast for 2004 which now calls for an increase cash and total unit costs per pound from that previously disclosed to $0.60 and $0.72 from $0.57 and $0.69, respectively.

Africa

At the South Deep mine, Placer Dome's share of production for the second quarter of 2004 was 51,441 ounces, an 8% decrease over the prior-year period primarily due to lower milled grades. Ongoing issues relating to the implementation of continuous operating working arrangements and the cessation of mining in uneconomic stopes resulted in the need to use low-grade surface ore to supplement mill feed. Unit cash costs increased by 46% due to a 14% appreciation in the rand relative to the U.S. dollar for the second quarter of 2004 compared to the second quarter of 2003, lower production levels and general inflationary operating cost increases. These production and cost issues have caused the joint venture to update its forecast for 2004 which now calls for a decrease in Placer Dome's share of production of 17,000 ounces from that previously disclosed to 210,000 ounces and its cash and total costs per ounce forecast has been increased to $390 and $430 from $320 and $370, respectively. During the quarter, work on the mineral resource and mineral reserve estimates continued with an announcement of the revised estimates currently expected in the third quarter of this year.

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Act") on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the "DME") announced that it was seeking legal advice on the implications of the Act in light of South Africa's international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

  apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

  submit a prescribed social and labour plan; and

  undertake to "give effect to" the black economic empowerment and socio-economic objectives of the Act (the "Objectives") and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the "Charter"), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans ("HDSAs") and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill, a revised draft of which is expected to be released toward the end of 2004) cannot be assessed. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor closely the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation.

Chile

At the Zaldivar mine, copper production for the second quarter of 2004 was 86.2 million pounds, an increase of 4% from the prior-year period due to increases in leached tonnes and grade. Cash costs per pound during the period were $0.47, 15% lower than in the prior-year period as increased production and lower maintenance, acid and other operating costs combined to offset the average 13% appreciation of the Chilean peso to the U.S. dollar compared with the second quarter of 2003.

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that as well as conventional measures prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome's performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash from Operations per Common Share

Cash from operations per common share is determined by dividing the cash from operations by the weighted average number of common shares outstanding during the period, as follows:

	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Cash from operations ($millions)	107	58	241	143
Weighted average number of common shares (millions)	413.2	408.9	412.6	408.8
Cash from operations per common share	$0.26	$0.14	$0.58	$0.35

Unit Costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of sales and Depreciation and depletion income statement lines is included below:

	(in millions of dollars except production and unit costs) (i)

	For the six months ended June 30
	2004				2003
	Gold		Copper		Gold		Copper
	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	557	123	-	-	512	130	-	-
Copper	(125)	(31)	125	31	(108)	(29)	108	29
Corporate (ii)	(2)	(8)			-	(7)	-	-
Related to metal produced	430	84	125	31	404	94	108	29
La Coipa	17	5	-	-	15	5	-	-
Minority interest	(3)	-	-	-	(4)	-	-	-
By-product	(3)	-	(9)	-	(3)	-	(5)	-
Roast ore costs	(24)	-	-	-	(3)	-	-	-
Reclamation	(7)	7	(1)	1	(10)	10	(1)	1
Inventories	1	(2)	(9)	(2)	(12)	(3)	-	1
Other (iii)	(10)	-	5	1	1	-	8	(2)
	401	94	111	31	388	106	110	29
Production reported (i)	1,837	1,837	218	218	1,808	1,808	209	209
Osborne gold ozs.	(21)	(21)	-	-	(16)	(16)	-	-
Roast ore (ozs.)	(93)	(93)	-	-	(15)	(15)	-	-
Golden Sunlight ozs.	(2)	(2)	-	-	-	-	-	-
La Coipa gold equivalent ozs.	24	24	-	-	26	26	-	-
Production base for calculation	1,745	1,745	218	218	1,803	1,803	209	209
Unit costs (i)	230	54	0.51	0.14	215	59	0.53	0.14

	For the three months ended June 30
	2004				2003
	Gold		Copper		Gold		Copper
	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation	Cost of sales	Depreciation
Reported	270	60	-	-	265	64	-	-
Copper	(59)	(14)	59	14	(55)	(15)	55	15
Corporate (ii)	(1)	(4)	-	-	(3)	(3)	-	-
Related to metals production	210	42	59	14	207	46	55	15
La Coipa	9	2	-	-	8	2	-	-
Minority interest	(1)	-	-	-	(2)	-	-	-
By product	(1)	-	(4)	-	(1)	-	(2)	-
Roast ore costs	(11)	-	-	-	(3)	-	-	-
Reclamation	(3)	3	(1)	1	(4)	4	(1)	1
Inventories	5	-	(1)	-	(4)	-	3	1
Other (iii)	(9)	-	1	-	(1)	2	3	(2)
	199	47	54	15	200	54	58	15
Production reported (i)	908	908	109	109	905	905	107	107
Osborne gold ozs.	(11)	(11)	-	-	(9)	(9)	-	-
Roast ore (ozs.)	(41)	(41)	-	-	(15)	(15)	-	-
La Coipa gold equivalent ozs.	12	12	-	-	15	15	-	-
Production base for calculation	868	868	109	109	896	896	107	107
Unit costs (i)	229	54	0.49	0.14	223	60	0.54	0.15

(i)

Gold production is in thousands of ounces and unit costs for gold are in dollars per ounce. Copper production is in millions of pounds, and unit costs for copper are in dollars per pound.

(ii)

Corporate depreciation includes the amortization of the tax gross ups (note 3(a) to the unaudited consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

(unaudited)

	June 30
	Second quarter		Six months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Sales (note 4)	467	398	975	807
Cost of sales	270	265	557	512
Depreciation and amortization	60	64	123	130
Mine operating earnings (note 4(b))	137	69	295	165
General and administrative	16	13	31	25
Exploration	17	20	33	34
Resource development, technology and other	17	17	31	32
Operating earnings	87	19	200	74
Non-hedge derivative gains (loss)	(7)	29	(14)	77
Investment and other business income (loss)	(27)	(9)	(25)	(8)
Interest and financing expense	(18)	(15)	(37)	(33)
Earnings before taxes and other items	35	24	124	110
Income and resource tax recovery (provision) (note 7)	(3)	32	(35)	24
Equity in earnings of associates	2	1	5	3
Minority interests	(1)	1	(1)	1
Net earning before the cumulative effect of change in accounting policy	33	58	93	138
Changes in accounting policies (note 2)	-	-	4	(17)
Net earnings	33	58	97	121
Comprehensive income	69	64	105	127
Per common share
Net earnings (and diluted net earnings) before the cumulative effect of change in accounting policy	0.08	0.15	0.22	0.34
Net earnings	0.08	0.15	0.23	0.30
Diluted net earnings	0.08	0.15	0.23	0.30
Dividends	-	-	0.05	0.05
Weighted average number of common shares (millions)
Basic	413.2	408.9	412.6	408.8
Diluted	421.4	408.9	420.8	408.8

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S dollars, U.S. GAAP)

(unaudited)

	June 30
	Second quarter		Six months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Operating activities
Net earnings	33	58	97	121
Add (deduct) non-cash items
Depreciation and depletion	60	64	123	130
Deferred stripping adjustment	(14)	-	(23)	(3)
Cumulative translation adjustment	34	-	34	-
Unrealized (loss) gain on derivatives	(3)	(26)	2	(75)
Deferred reclamation	(2)	14	1	19
Deferred income and resource taxes	(14)	(47)	(4)	(46)
Changes in accounting policies (note 2)	-	-	(4)	17
Other items, net	(5)	(8)	-	(5)
Cash from operations before change in non-cash working capital	89	55	226	158
Change in non-cash operating working capital	18	3	15	(15)
Cash from operations	107	58	241	143
Investing activities
Property, plant and equipment	(80)	(54)	(149)	(93)
Short-term investments	(3)	(1)	(4)	(2)
Other, net	-	(1)	3	2
	(83)	(56)	(150)	(93)
Financing activities
Short-term debt	5	1	5	1
Long-term debt and capital leases
Borrowings (note 8)	-	-	5	196
Repayments (note 8)	(3)	(387)	(7)	(526)
Common shares issued	5	1	20	2
Redemption of minority interest	-	(1)	-	(1)
Dividends paid
Common shares	(21)	(21)	(21)	(21)
Minority interest	-	(1)	-	(1)
	(14)	(408)	2	(350)
Increase (decrease) in cash and cash equivalents	10	(406)	93	(300)
Cash and cash equivalents
Beginning of period	665	643	582	537
End of period	675	237	675	237

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

(unaudited)

ASSETS

	June 30, 2004 $	December 31, 2003 (restated-note 3(b)) $
Current assets
Cash and cash equivalents	675	582
Short-term investments	13	9
Accounts receivable	119	131
Income and resource tax assets	16	17
Inventories (note 5)	218	244
	1,041	983
Investments	43	51
Other assets (note 6)	180	168
Deferred commodity and currency sales contracts and derivatives	32	48
Income and resource tax assets	269	230
Deferred stripping	142	107
Purchased undeveloped mineral interests	469	522
Goodwill (notes 3(b) and (c))	454	454
Property, plant and equipment
Cost	4,159	4,165
Accumulated depreciation and amortization	(2,068)	(2,143)
	2,091	2,022
	4,721	4,585

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 2004 $	December 31, 2003 (restated-note 3(b)) $
Current liabilities
Short-term debt	5	-
Accounts payable and accrued liabilities	225	243
Income and resource taxes liabilities	35	26
Current portion of long-term debt and capital leases (note 8)	10	10
	275	279
Long-term debt and capital leases (note 8)	1,177	1,179
Reclamation and post closure obligations	225	225
Income and resource tax liabilities	248	216
Deferred commodity and currency sales contracts and derivatives	213	209
Deferred credits and other liabilities	78	78
Commitments and contingencies (notes 9, 10)
Shareholders' equity	2,505	2,399
	4,721	4,585

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of U.S. dollars, except share amounts, U.S. GAAP)

(unaudited)

	June 30
	Second quarter		Six months
	2004 $	2003 (restated-note 3(c)) $	2004 $	2003 (restated-note 3(c)) $
Common shares (i), beginning of period	2,038	1,993	2,023	1,992
Exercise of options	5	1	20	2
Common shares, end of period	2,043	1,994	2,043	1,994
Accumulated other comprehensive loss, beginning of period	(63)	(50)	(35)	(50)
Unrealized gain (loss) on securities	(5)	1	(4)	(1)
Unrealized gain (loss) on derivatives
Copper	16	(1)	(14)	1
Currency	(10)	7	(6)	7
Reclassification of (gain) loss on derivatives included in net earnings
Copper	3	-	4	-
Currency	(2)	-	(6)	-
Unrealized change in the minimum pension liability	-	(1)	-	(1)
Reclassification of cumulative translation account loss included in net earnings	34	-	34	-

Accumulated other comprehensive loss, end of period	(27)	(44)	(27)	(44)
Contributed surplus, beginning of period	67	57	66	60
Stock-based compensation	1	2	2	(1)
Contributed surplus, end of period	68	59	68	59
Retained earnings, beginning of period	388	200	345	157
Net earnings	33	58	97	121
Common share dividends	-	-	(21)	(20)
Retained earnings, end of period	421	258	421	258
Shareholders' equity	2,505	2,267	2,505	2,267

(i)

Preferred shares - unlimited shares authorized, no par value, none issued.

Common shares - unlimited shares authorized, no par value, issued and outstanding at June 30, 2004 - 413,337,404 shares (December 31, 2003 - 411,530,294).

(See accompanying notes to the unaudited interim consolidated financial statements)

PLACER DOME INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for interim financial information. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004 or future operating periods. For further information, see Placer Dome's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 13). The consolidated net earnings under Canadian GAAP were $129 million and $108 million for the six months ended June 2004 and 2003, respectively, and $66 million and $43 million for the second quarter of 2004 and 2003, respectively.

Certain amounts for 2003 have been reclassified to conform with the current year basis of presentation.

2.

Changes in Accounting Policies and Other Adjustments

(a) During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome's consolidated balance sheet. This change was made as a result of deliberations by the Financial Statement Accounting Board's ("FASB") Emerging Issues Task Force ("EITF") at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share). The effect of the change in 2004 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $4 million ($0.01 per share) and $2 million ($0.01 per share), respectively. The above items combined to increase net earnings by $6 million ($0.02 per share) in 2004. The EITF is currently discussing stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

As part of its review of deferred stripping accounting at the Cortez joint venture, Placer Dome determined that estimates relating to the cost of contained ounces of gold on the heap leach pad needed to be revised. This resulted in an adjustment, during the first quarter of 2004, which decreased earnings, on a pre and after tax basis by $3 million ($0.01 per share) and $2 million ($0.01 per share), respectively.

(b) During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties.  Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome's earnings on a pre and after tax basis in the following periods: for the first half of 2003 by $7 million ($0.02 per share) and $5 million ($0.01 per share), respectively; for the second quarter of 2003 by $2 million (nil per share) and $1 million (nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

(c) On January 1, 2003, Placer Dome adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative affect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share).

3.

Business Acquisitions and Joint Venture

(a)

Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 1,800 tonnes per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture and, as such, is proportionately consolidated.

(b)

On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold Mines Limited ("East African Gold"). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold's loan for project financing of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of East African Gold (in millions, except per share data):

Cash consideration	252
Plus - Direct acquisition costs incurred by Placer Dome	3
Total purchase price	255
Plus - Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less-Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	86
Mine plant and equipment	69
Purchased undeveloped mineral interests	146
Deferred tax asset	21
Residual purchase price allocated to goodwill	24

In addition to the asset allocations noted above, an additional $97 million of assets have been recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome's December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material. The key factors that gave rise to the changes were increased environmental and sustainability costs and increased processing capacity.

(c)

On October 22, 2002, Placer Dome gained control of AurionGold Limited ("AurionGold"). This increased Placer Dome's ownership in the Granny Smith mine to 100% and in the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the operating results for the first three quarters of 2003 have been restated.

4.

Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)

Product segments

	Sales by metal segment
	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Gold	341	324	702	654
Copper	125	73	270	150
Other	1	1	3	3
	467	398	975	807

(b)

Segment sales revenue and mine operating earnings (loss)

	Sales revenue by mine
	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Canada
Campbell	17	15	38	33
Musselwhite	17	14	32	26
Porcupine	24	23	46	42
	58	52	116	101
United States
Bald Mountain	4	8	9	20
Cortez	69	51	130	117
Golden Sunlight (i)	-	20	2	42
Turquoise Ridge (ii)	10	5	25	5
	83	84	166	184
Australia
Granny Smith	18	21	39	48
Henty	22	8	34	14
Kalgoorlie West	24	38	62	71
Kanowna Belle	20	22	45	52
Osborne	28	11	62	31
	112	100	242	216
Papua New Guinea
Misima	9	11	22	23
Porgera	72	50	150	101
	81	61	172	124
South Africa
South Deep	20	22	38	36
Tanzania
North Mara (iii)	19	-	40	-
Chile
Zaldivar	110	63	235	124
Metal hedging gain (loss)	(16)	16	(34)	22
	467	398	975	807

	Mine operating earnings (loss) - June 30
	Second quarter		Six months
	2004	2003	2004	2003
Canada
Campbell	5	3	6	7
Musselwhite	2	-	4	-
Porcupine	6	5	12	7
	13	8	22	14
United States
Bald Mountain	-	1	2	3
Cortez (note 2(a))	35	25	66	61
Golden Sunlight(i)	-	11	1	23
Turquoise Ridge(ii)	-	1	4	1
	35	38	73	88
Australia
Granny Smith	(1)	3	(5)	9
Henty	9	(1)	12	(1)
Kalgoorlie West	(1)	(1)	6	(4)
Kanowna Belle	4	5	9	10
Osborne	10	-	20	1
	21	6	42	15
Papua New Guinea
Misima	3	2	6	4
Porgera	23	(2)	59	9
	26	-	65	13
South Africa
South Deep	(3)	1	(6)	3
Tanzania
North Mara(iii)	6	-	12	-
Chile
Zaldivar	57	5	122	17
Metal hedging gain (loss)	(16)	16	(34)	22
Currency hedging gain	2	-	7	-
Amortization of tax gross up (iv)	(3)	(1)	(5)	(3)
Stock-based compensation	(1)	(1)	(2)	1
Other	-	(3)	(1)	(5)
	137	69	295	165

(i)

Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in March 2005).

(ii)

Results include 100% of Turquoise Ridge's operating results up to December 23, 2003 and 75% thereafter. (see note 3(a)). Results from Turquoise Ridge relate to third party ore sales.

(iii)

Results include 100% of the operations of the North Mara mine from July 23, 2003 (see note 3(b)).

(iv)

Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

5.

Inventories comprise the following:

	June 30, 2004	December 31, 2003
Metal in circuit	90	98
Ore stockpiles	89	83
Materials and supplies	78	81
Product inventories	34	46
	291	308
Long-term portion of ore stockpiles	(73)	(64)
Inventories	218	244

6.

Other assets consist of the following:

	June 30, 2004	December 31, 2003
Sale agreement receivable (i)	72	69
Ore stockpiles (note 5)	89	83
Debt issue costs and discounts	17	17
Pension asset	15	13
Other	12	14
	205	196
Current portion of other assets	(25)	(28)
	180	168

(i)

In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.

Income and Resource Taxes

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its United States operations. At that time a full valuation allowance had been set up against the asset. During the first two quarters of 2003, Placer Dome utilized $16 million of this deferred tax asset. As of June 30, 2003, Placer Dome determined that, due to a more positive outlook for its United States operations including an improved gold price environment and the approval of Top Pit Stage 7 at the Bald Mountain Mine, only $110 million of this valuation allowance was required. Pursuant to this, a non-cash credit of $39 million to Income and resource tax recovery (provision) was recorded in the income statement during the second quarter of 2003.

8.

Long-term Debt

Consolidated long-term debt and capital leases comprise the following:

	June 30	December 31
	2004	2003
Bonds, unsecured
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum	200	200
October 15, 2035 at 6.45% per annum	300	300
Preferred Securities, unsecured
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium - term notes, unsecured	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75%	230	230
East African Gold, non-recourse (note 3(b))	31	36
Capital leases	9	6
	1,187	1,189
Current portion	(10)	(10)
	1,177	1,179

On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375% and are not convertible. On May 27, 2003 a registration statement related to these debentures was filed with and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation's outstanding $185 million 8.625% Series A Preferred Securities.

On May 15, 2003, Placer Dome, as scheduled, repaid, with cash, $200 million of 7.125% unsecured bonds.

On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

Placer Dome entered into a new unsecured revolving credit agreement with a syndicate of lenders effective July 20, 2004. The facility is available for use for general corporate purposes. The agreement permits borrowings of up to $850 million, with a $300 million sub-limit for letters of credit, until its maturity on July 20, 2009. The agreement requires the Corporation to maintain a consolidated tangible net worth of $1.5 billion. This agreement replaced a two-tranche credit facility of $685 million, a portion of which was scheduled to be renewed on September 8, 2004 ($285 million) and a portion that was scheduled to expire on September 8, 2005 ($400 million).

9. Consolidated Metals Sales and Currency Programs

At June, 2004, based on the spot prices of $395.80 per ounce for gold, $5.945 per ounce for silver and $1.209 per pound for copper and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.4430, the mark-to-market values of Placer Dome's precious metal and copper sales programs were negative $496 million and negative $34 million, respectively. This does not take into the account the $189 million liability in Deferred commodity and currency sales contracts and derivatives as at June 30, 2004 relating primarily to the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of its currency forward and option contracts on June 30, 2004, was approximately positive $27 million (based on a foreign exchanges rate of AUD/USD $1.4430), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome's gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome's copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At June 30, 2004, Placer Dome's consolidated metals sales program consisted of:

	2004	2005	2006	2007	2008	2009	2010+	Total
Gold (000s ounces):
Forward contracts sold (i) Fixed contracts
Amount	313	1,047	1,239	1,245	923	269	807	5,843
Average price ($/oz.)	335	343	344	373	394	395	386	366
Fixed interest floating lease rate
Amount	-	-	-	15	287	850	810	1,962
Average price ($/oz.)	-	-	-	415	370	434	460	435
A$ forward contracts
Amount	-	3	15	24	-	30	60	132
Average price ($/oz.)	-	392	428	438	-	413	419	422
Total
Forward contracts sold	313	1,050	1,254	1,284	1,210	1,149	1,677	7,937

A$ forward contracts purchased	-	(75)	-	-	-	-	-	(75)
Total
Forward contracts	313	975	1,254	1,284	1,210	1,149	1,677	7,862
Call options sold and cap agreements (ii)
Amount	277	276	249	115	200	-	-	1,117
Average price ($/oz.)	346	362	356	363	394	-	-	363
A$ contracts
Amount	47	65	-	-	-	-	-	112
Average price ($/oz.)	347	347	-	-	-	-	-	347
Total Call option sold and cap agreements	324	341	249	115	200	-	-	1,229
Total
Firm committed ounces (iii)	637	1,316	1,503	1,399	1,410	1,149	1,677	9,091
Contingent call options sold (iv)
Knock-in (up and in)
Amount	52	128	52	5	11	-	64	312
Average price ($/oz.)	361	358	347	401	408	-	381	364
Average barrier level ($/oz.)	395	390	381	430	433	-	381	390
Knock out (down and out)
Amount	-	38	42	66	54	117	30	347
Average price ($/oz.)	-	368	387	394	407	387	426	393
Average barrier level ($/oz.)	-	323	351	344	332	341	347	340
Total
Maximum committed ounces (v)	689	1,482	1,597	1,470	1,475	1,266	1,771	9,750
Put options purchased (vi)
Amount	810	693	512	359	179	129	142	2,824
Average price ($/oz.)	348	405	416	440	405	393	421	395
Put options sold (vii)
Amount	160	80	80	-	-	-	-	320
Average price ($oz.)	265	250	250	-	-	-	-	258

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $385 per ounce.

	2004	2005	2006
Silver (000s ounces):
Fixed forward contracts (i)
Amount	-	-	1,200
Average price ($/oz.)	-	-	6.25
Call options sold (ii)
Amount	1,050	1,560	1,200
Average price ($/oz.)	5.26	5.25	7.10
Total committed amount	1,050	1,560	2,400
Average price ($/oz.)	5.26	5.25	6.68
Put options purchased (viii)
Amount	1,050	1,560	1,200
Average price ($/oz.)	4.90	4.90	6.00
Copper (millions of pounds):
Fixed forward contracts (i)
Amount	49.6	14.9	-
Average price ($/lb.)	0.900	1.031	-
Call options sold (ii)
Amount	46.3	84.3	-
Average price ($/lb.)	0.990	1.072	-
Total committed amount
Amount	95.9	99.2	-
Average price ($/lb.)	0.943	1.066	-
Put options purchased (vi)
Amount	46.3	84.3	-
Average price ($/lb.)	0.882	0.973	-

(i)

Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)    Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)    Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years.  The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)    A$ forward contracts - a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.4430. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.4430.

(iii)

Firm committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.4430. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of June 30, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At June 30, 2004, Placer Dome's consolidated foreign currency program consists of:

	Maturity period	Quantity	Average price
	(to the year)	($millions)	(AUD/USD)
Australian dollars
Fixed forward contracts	2007	120	$1.8180
Put options sold	2007	50	$1.6369
Total committed dollars		170	$1.7643
Call options purchased	2007	74	$1.4920

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

10. Commitments and Contingencies

(a)

At June 30, 2004, Placer Dome has outstanding commitments of approximately $25 million under capital expenditure programs.

(b)

In September 2002 Placer Dome Canada Limited ("PDC") lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited ("PDCLA"), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003 and is awaiting the result of the case which was heard in March 2004. Should Placer Dome lose, the total tax and interest payable would be approximately $76 million of which $37 million has been paid as noted above.

(c)

The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Act") on May 1, 2004. The Act

legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the "DME") announced that it was seeking legal advice on the implications of the Act in light of South Africa's international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

  apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;

  submit a prescribed social and labour plan; and

  undertake to "give effect to" the black economic empowerment and socio-economic objectives of the Act (the "Objectives") and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the "Charter"), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans ("HDSAs") and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill, a revised draft of which is expected to be released toward the end of 2004) cannot be assessed. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor closely the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation.

(d)

In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome's financial position or results of operations.

11.

Stock-based Compensation

Placer Dome follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, Placer Dome's net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Net earnings - as reported	33	58	97	121
Net earnings - pro forma	30	55	92	115
Net earnings per share - as reported	0.08	0.15	0.23	0.30
Net earnings per share - pro forma	0.07	0.13	0.22	0.28

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At June 30, 2004, there were 10.0 million vested and 6.0 million unvested stock options outstanding.

On March 31, 2004, FASB published an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95." The proposed change in accounting would replace the existing requirements under SFAS 123 and APB 25. Under the proposal, all forms for share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as other forms of compensation by recognizing the related cost in the statement of income. This proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The comment period for the exposure draft ended June 30, 2004. The Corporation is investigating what impact the adoption of the exposure draft will have on its financial position and results of operations.

12.

Pension Plans

Pension expenses are comprised of:

	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Defined benefit plans:
Service costs (benefits earned during the period)	1	2	3	4
Interest costs on projected benefit obligations	3	3	5	5
Expected return on plan assets	(2)	(2)	(4)	(4)
Amortization of experience (gains) losses	0	0	1	1
Total defined benefit plans	2	3	5	6
Defined contribution plans	1	1	2	3
Total pension expense	3	4	7	9

13.

Canadian GAAP

 (a) Reconciliation from U.S. GAAP to Canadian GAAP

The unaudited interim consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). The following is a reconciliation of the net earnings (loss) between the U.S. and the Canadian basis:

	June 30
	Second quarter		Six months
	2004	2003	2004	2003
Net earnings - U.S. GAAP	33	58	97	121
Interest and financing expense (i), (ii)	1	2	2	8
Unrealized non-hedge derivatives (iii)	1	(13)	8	(27)
Early deliveries of hedge contracts (iv)	-	(6)	1	(6)
Difference due to write-down values for Osborne and Porgera (v)	(2)	(3)	(5)	(6)
Stock-based compensation (ix)	(3)	-	(5)	-
Change in accounting policy (vi), (vii)	-	-	(4)	17
Cumulative translation adjustment (x)	34	-	34	-
Loss on redemption of preferred securities (i)	-	5	-	5
Other	1	2	2	3
Taxes	1	(2)	(1)	(7)
Net earnings - Canadian GAAP	66	43	129	108

Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)	Preferred Securities of $77 million (December 31, 2003 - $77 million), under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains and losses are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus. The interest expense/dividends in the second quarter and first six months of 2004 were $1 million and $3 million, respectively (2003- $2 million and $8 million).
(ii)	In October 2003, Placer Dome issued $230 million of senior convertible debentures. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amounts of accretion in the second quarter and first six months of 2004 was nil and $1 million, respectively.
(iii)	Under U.S. GAAP, metal option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP and those contracts acquired, which was set up at market value on the date of acquisition. Under Canadian GAAP, gains (losses) realized on metal option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.
(iv)	Of Placer Dome's metals program, the majority relate to gold metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Under Canadian GAAP the gains and losses on contracts that Placer Dome delivered into prior to the initial delivery dates are deferred and recognized in income on the forward date identified in the contract.
(v)	Prior to 2003, under the U.S. basis, impairment provisions on long-lived assets were calculated on a fair value basis, whereas under the Canadian basis they were calculated on an undiscounted basis. In 2000, Placer Dome wrote down certain assets, resulting in differences in the carrying values of Porgera and Osborne. The difference remaining on the balance sheet at June 30, 2004 is $72 million (December 31, 2003 - $80 million).
(vi)	On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, "Accounting for Asset Retirement Obligations" (see note 2), and under the Canadian basis, adopted CICA 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001.
(vii)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability of deferred stripping relating to its share of the Cortez joint venture on Placer Dome's consolidated balance sheet. This change was made as a result of deliberations by the Financial Statement Accounting Board's ("FASB") Emerging Issues Task Force ("EITF") at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. Under the U.S. basis, it was applied prospectively with a cumulative effect of $4 million booked through earnings in the first quarter of 2004. Under the Canadian basis the new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and an increase to the net earnings in 2003 and 2002.
(viii)	The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis at $33 million (December 31, 2003 - $36 million), whereas under Canadian GAAP the investment is proportionately consolidated with a net balance of $42 million (December 31, 2003 - $46 million) recorded under Property, plant and equipment. Although this impacts individual line items, the net earnings impact is nil.
(ix)	Under the U.S. basis, in accordance with SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Corporation has, effective January 1, 2003, prospectively early adopted CICA 3870 "Stock Based Compensation", which requires fair value accounting for all stock options issued.
(x)	The $34 million cumulative translation adjustment was recognized on the cessation of commercial production at the Misima operations in the second quarter of 2004. Under Canadian GAAP, the cumulative translation adjustment related to Misima was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. Effective January 1, 1991 Placer Dome adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis Placer Dome's financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis, pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date Placer Dome was formed by the amalgamation of three predecessor companies.

In addition to the above, reference is made to the Canadian basis consolidated financial statements in the Management Proxy Circular and Statement filed with various Canadian regulatory authorities and note 20(d) to the 2003 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F.

(b)

Management's Discussion and Analysis

Management's Discussion and Analysis in this document is based on consolidated financial statements of Placer Dome Inc. prepared in accordance with U.S. GAAP. Set out below are the significant differences if the Management's Discussion and Analysis had been based on Canadian GAAP.

  Consolidated net earnings in accordance with Canadian GAAP for the first half of 2004 and three months ended June 30, 2004 were $129 million ($0.31 per share after dividends on preferred securities) and $66 million ($0.16 per share), respectively, compared with $108 million ($0.25 per share) and $43 million ($0.10 per share) for the same periods in 2003.

  Pre-tax non-hedge derivative gains in the first six months and second quarter of 2004 were $4 million and $3 million, respectively (2003 - $47 million and $14 million). Included in these amounts are net unrealized non-cash gains of $6 million and $4 million for the first six months and second quarter, respectively (2003 - $48 million and $13 million). The 2003 gains were primarily related to the mark-to-market value changes on Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods. The positive impact in the periods primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

  Interest and financing expenses were $35 million and $18 million in the first six months and second quarter of 2004, respectively (2003 - $25 million and $13 million). The increases relate to interest on debt entered into during 2003.

  Consolidated short-term and long-term debt balances at June 30, 2004, were $1,074 million, compared with $1,070 million at December 31, 2003. Financing activities in the second quarter and first six months of 2004 included net debt additions of $3 million and $2 million, respectively and the issuance of $20 million and $5 million of common shares, respectively. Financing activities in the second quarter of 2003 included the redemption of $185 million of 8.625% Preferred Securities and the repayment of $200 million of 7.125% unsecured bonds. Additional financing activities in the first half of 2003 included the repayment of $137 million of debt assumed in the AurionGold acquisition and the issuance of $200 million of 6.375% 30-year debentures, both in the first quarter of the year. There were $23 million of dividend payments in the first half and second quarter of 2004 (2003 - $28 million and $26 million).

Vancouver-based Placer Dome Inc. operates 17 mines on five continents. The company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss second quarter results at 7:00am PDT/ 10:00am EDT on Thursday, July 29. North American participants may access the call at (800) 346-5998. International participants please dial (416) 641-6699. The call will also be webcast on the Placer Dome website at www.placerdome.com. The conference call will be available for replay until August 12, 2004 by dialing 416-626-4100, reservation # 21201822.

For further information please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations: Theresa Coles (604) 661-1911

For enquiries related to shares, transfers and dividends please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

Head Office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330, Bentall Postal Station)

Vancouver, British Columbia, Canada V7X 1P1

tel (604) 682-7082

fax (604) 682-7092

On the internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will" or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis" or detailed in Placer Dome's filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  July 29, 2004